UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                           Caliper Life Sciences Inc.
                      (formerly Caliper Technologies Corp.)
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    130876105
                                 (CUSIP Number)

                                 March 19, 2004

             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 130876105

     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          OrbiMed Advisors LLC

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          [ ] (a)
          [ ] (b)

     3.   SEC Use Only

     4.   Citizenship or Place of Organization

          Delaware

                        5.     Sole Voting Power: 0
Number of Shares
Shares                  6.     Shared Voting Power: 0
Beneficially
Owned By                7.     Sole Dispositive Power: 0
Each Reporting
Person With             8.     Shared Dispositive Power: 0

     9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

          0

     10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

     11.  Percent of Class Represented by Amount in Row (9) 0.00%

     12.  Type of Reporting Person (See Instructions) IA

CUSIP No. 130876105

     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          OrbiMed Capital LLC

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          [ ] (a)
          [ ] (b)

     3.   SEC Use Only

     4.   Citizenship or Place of Organization

          Delaware

                        5.     Sole Voting Power: 0
Number of Shares
Shares                  6.     Shared Voting Power: 0
Beneficially
Owned By                7.     Sole Dispositive Power: 0
Each Reporting
Person With             8.     Shared Dispositive Power: 0

     9.   Aggregate Amount Beneficially Owned by Each Reporting Person: 0

     10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

     11.  Percent of Class Represented by Amount in Row (9) 0.00%

     12.  Type of Reporting Person (See Instructions) IA

CUSIP No.  130876105

     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          Samuel D. Isaly

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          [ ] (a)
          [ ] (b)

     3.   SEC Use Only

     4.   Citizenship or Place of Organization

          United States

                        5.     Sole Voting Power: 0
Number of Shares
Shares                  6.     Shared Voting Power: 0
Beneficially
Owned By                7.     Sole Dispositive Power: 0
Each Reporting
Person With             8.     Shared Dispositive Power: 0

     9.   Aggregate Amount Beneficially Owned by Each Reporting Person: 0

     10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

     11.  Percent of Class Represented by Amount in Row (9) 0.00%

     12.  Type of Reporting Person (See Instructions) HC

Item 1. (a)  Issuer: Caliper Life Sciences Inc.

        (b)  Address:

             605 Fairchild Dr.
             Mountain View, CA 94043

Item 2. (a)  Name of Person Filing:

             OrbiMed Advisors LLC
             OrbiMed Capital LLC
             Samuel D. Isaly

        (b)  Address of Principal Business Offices:

             767 Third Avenue, 30th Floor
             New York, New York 10017

        (c)  Citizenship:
             Please refer to Item 4 on each cover sheet for each filing person

        (d)  Title of Class of Securities
             Common stock

        (e)  CUSIP Number: 130876105

Item 3. OrbiMed Advisors LLC and OrbiMed Capital LLC are investment advisors in accordance with ss.240.13d-1(b)(1)(ii)(E). Samuel D. Isaly is a control person in accordance with ss.240.13d-1(b)(1)(ii)(G).

Item 4.  Ownership

         Please see Items 5 - 9 and 11 on each cover sheet for each filing person

Item 5.  Ownership of Five Percent or Less of a Class

         Reporting persons are holding 0.00% of the securities on behalf of other persons who have the right to receive or the power to direct the receipt of dividends from, or proceeds from sale of, such securities. No one such other person's interest in the securities whose ownership is reported here relates to more than five percent of the class.

         Previous to the March 19, 2004 sale of shares, OrbiMed Advisors LLC and OrbiMed Capital LLC held shares on behalf of Caduceus Capital Trust (145,000 shares of the issuer), Caduceus Capital II L.P. (67,200 shares of the issuer), UBS Eucalyptus Fund, LLC (174,000 shares of the issuer), PW Eucalyptus Fund, Ltd (23,000 shares of the issuer), HFR SHC Aggressive Fund (7,500 shares of the issuer), UBS Juniper Crossover Fund, LLC (167,000 shares of the issuer), Eaton Vance Worldwide Health Services Portfolio (585,200 shares of the issuer), Eaton Vance Emerald Fund (16,300 shares of the issuer), Eaton Vance Variable Trust (22,000 shares of the issuer), Finsbury Worldwide Pharmaceutical Trust (296,800 shares of the issuer). All shares were sold on March 19, 2004.

Item 6.  Ownership of More than Five Percent  on  Behalf of  Another
         Person.

         Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not Applicable

Item 8.  Identification and Classification of Members of the Group

         Not Applicable

Item 9.  Notice of Dissolution of Group

         Not Applicable

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 29, 2004

                                          OrbiMed Advisors LLC

                                          By: /s/ Samuel D. Isaly
                                          ----------------------------
                                          Name:  Samuel D. Isaly
                                          Title: Managing Member


                                          OrbiMed Capital LLC

                                          By: /s/ Samuel D. Isaly
                                          ----------------------------
                                          Name:  Samuel D. Isaly
                                          Title: Managing Member



                                          By: /s/ Samuel D. Isaly
                                          ----------------------------
                                          Name:  Samuel D. Isaly

    EX-1.1 OTHERDOC
          2
          0002.txt
             JOINT FILING AGREEMENT



                                                                     Exhibit 1.1
                                                                     -----------

                             JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on this Schedule 13G, dated March 19, 2004, (the "Schedule 13G"), with respect to the Common Stock, par value $.001 per share, of Caliper Life Sciences Inc. is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to this Schedule 13G. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

        IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 29th day of March, 2004.


                                           OrbiMed Advisors LLC

                                           By:  /s/ Samuel D. Isaly
                                           ---------------------------
                                           Name:  Samuel D. Isaly
                                           Title: Managing Member


                                          OrbiMed Capital LLC

                                          By: /s/ Samuel D. Isaly
                                          ----------------------------
                                          Name:  Samuel D. Isaly
                                          Title: Managing Member


                                          By: /s/ Samuel D. Isaly
                                          ----------------------------
                                          Name:  Samuel D. Isaly

      EX-2.1 OTHERDOC
      Statement of Control Person

                                                                     Exhibit 2.1
                                                                     -----------

                           Statement of Control Person


The Statement on this Schedule 13G dated March 19, 2004 with respect to the common stock, $.001 par value per share, of Caliper Life Sciences Inc. is filed by Samuel D. Isaly in accordance with the provisions of Rule 13d-1(b) and Rule 13d-1(k), respectively, as control person (HC) of OrbiMed Advisors LLC and OrbiMed Capital LLC.

OrbiMed Advisors LLC and OrbiMed Capital LLC file this statement on Schedule 13G in accordance with the provisions of Rule 13d-1(b) and Rule 13d-1(k), respectively, as investment advisors (IA).